EXHIBIT 99.1

O2Micro Reports Second Quarter Results

GEORGE TOWN, Grand Cayman, Aug. 1, 2012 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the second quarter of 2012, ending June 30, 2012.

Financial Highlights for the Second Quarter ending June 30, 2012:

O2Micro International Limited reported Q2 2012 revenue of $28.3 million. Revenue was down 5% sequentially and down 13% from the comparable year-ago quarter. The gross margin in the second quarter of 2012 was 55.7%. The gross margin was down from 56.2% in the prior quarter and down from 57.2% in the second quarter of 2011. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the second quarter of 2012, the company recorded total GAAP operating expenses of $27.2 million, compared to $17.1 million in the first quarter of 2012 and $15.6 million in the year-ago Q2 period. Operating expenses in the second quarter of 2012 include a litigation provision of $9.4 million. The respective GAAP operating margins for the second quarter of 2012, the first quarter of 2012 and second quarter of 2011 were (40.3)%, (1.3%), and 9.1%.

GAAP net loss was $10.9 million in Q2 2012. This compares to GAAP net income of $44,000 in the first quarter of 2012 and GAAP net income of $3.0 million in Q2 2011. GAAP net loss per fully diluted ADS was $0.35 in Q2 2012. This compares to GAAP net income per fully diluted ADS of $0.00 in Q1 2012 and $0.09 in Q2 2011.

Financial Highlights for the Six Months ending June 30, 2012:

O2Micro International Limited reported revenue of $58.0 million for the six months ending June 30, 2012. This was down 9% from $63.6 million in the comparable six months of 2011. The gross margins were 56.0% and 58.4% during the corresponding periods of 2012 and 2011, respectively. GAAP operating expenses were $44.3 million and $30.9 million in the first half of 2012 and 2011, respectively. The respective GAAP operating margins for the comparable periods were (20.4%) and 9.9%. Pretax loss from continuing operations was $11.2 million in the first half of 2012. This compares to pretax income from continuing operations of $6.8 million in the first half of 2011. GAAP net loss was $10.9 million in 1H 2012. This compares to GAAP net income of $6.1 million in 1H 2011. The GAAP net loss per fully diluted ADS was $0.35 in the first six months of 2012. This compares to GAAP net earnings per fully diluted ADS of $0.18 in the corresponding first half of 2011.

The year-to-year declines in revenue, GAAP income/loss from operations, and GAAP net income/loss reflect adverse global economic conditions and the litigation provision when compared with the year-ago.

Supplementary Data:

The company ended the second quarter of 2012 with $119.5 million in unrestricted cash and short-term investments or $3.83 per outstanding ADS. The accounts receivable balance was $15.2 million and represented 49 days sales outstanding at the end of Q2 2012. Inventory was $8.2 million or 58 days and turned over 6.2 times during Q2 2012. As of June 30, 2012, the company had $127.9 million in working capital and the book value was $167.3 million, or $5.36 per outstanding ADS.

As of June 30, 2012, O2Micro International Limited counted 821 employees, including 463 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "In spite of the macro-economic setbacks in the quarter, we continue to move forward confidently and take the right steps to strengthen our business and enhance shareholder value. We are especially enthusiastic about new key customer program ramps that we anticipate will support growth beginning later this year and continuing into calendar year 2013."

Conference Call: O2Micro will hold its second quarter conference call today, August 1, 2012, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	866-719-0110, passcode # 8141652
INTERNATIONAL participants:	719-234-0008, passcode # 8141652

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, passcode # 8141652
INTERNATIONAL participants:	719-457-0820, passcode # 8141652

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 20,690 patent claims granted, and over 21,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME(UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

NET SALES	$ 28,313	$ 32,495	$ 58,000	$ 63,571

COST OF SALES	12,530	13,897	25,543	26,431

GROSS PROFIT	15,783	18,598	32,457	37,140

OPERATING EXPENSES (INCOME)
Research and development (1)	8,842	8,177	17,465	16,594
Selling, general and administrative (1)	8,942	7,467	17,473	15,119
Provision for litigation	9,422	--	9,422	--
Litigation income	--	--	(100)	(850)
Total Operating Expenses	27,206	15,644	44,260	30,863

INCOME (LOSS) FROM OPERATIONS	(11,423)	2,954	(11,803)	6,277

NON-OPERATING INCOME
Interest income	441	292	876	563
Foreign exchange loss – net	(134)	(141)	(244)	(200)
Other – net	8	131	14	134
Total Non-operating Income	315	282	646	497

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(11,108)	3,236	(11,157)	6,774

INCOME TAX EXPENSE	299	304	544	663

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(11,407)	2,932	(11,701)	6,111

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	465	29	803	(4)

NET INCOME (LOSS)	(10,942)	2,961	(10,898)	6,107

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(249)	852	261	1,075
Unrealized gain (loss) on available-for-sale securities	(121)	(811)	53	(367)
Unrealized pension gain	4	4	8	8
Total Other Comprehensive Income (Loss)	(366)	45	322	716

COMPREHENSIVE INCOME (LOSS)	$ (11,308)	$ 3,006	$ (10,576)	$ 6,823

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.35)	$ 0.09	$ (0.35)	$ 0.18
Discontinued operations	--	--	--	--
	$ (0.35)	$ 0.09	$ (0.35)	$ 0.18

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.35)	$ 0.09	$ (0.35)	$ 0.18
Discontinued operations	--	--	--	--
	$ (0.35)	$ 0.09	$ (0.35)	$ 0.18

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	31,591	33,275	31,446	33,392
Diluted (in thousands)	31,591	34,114	31,446	34,342

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 251	$ 407	$ 503	$ 740
Selling, general and administrative	$ 570	$ 543	$ 1,038	$ 1,304

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30,	December 31,
	2012	2011
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 23,719	$ 32,562
Restricted cash	172	169
Short-term investments	95,820	93,016
Accounts receivable – net	15,230	12,062
Inventories	8,243	7,926
Prepaid expenses and other current assets	2,208	2,228
Total Current Assets	145,392	147,963

LONG-TERM INVESTMENTS	15,972	15,939

PROPERTY AND EQUIPMENT – NET	27,712	28,330

OTHER ASSETS
Intangible assets	1,396	1,565
Other Assets	4,544	4,614
Total Other Assets	5,940	6,179

TOTAL ASSETS	$195,016	$198,411

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 7,829	$ 6,641
Income tax payable	533	606
Accrued expenses and other current liabilities	9,164	8,237
Total Current Liabilities	17,526	15,484

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	618	628
Long-term income tax liabilities	66	66
Other liabilities	9,551	129
Total Other Long-Term Liabilities	10,235	823

Total Liabilities	27,761	16,307

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 and 1,653,265,600 shares as of June 30, 2012 and December 31, 2011, respectively	33	33
Additional paid-in capital	137,386	136,625
Retained earnings	31,760	42,658
Accumulated other comprehensive income	7,221	6,899
Treasury stock – 100,130,650 and 47,990,100 shares as of June 30, 2012 and December 31, 2011,respectively	(9,145)	(4,111)
Total Shareholders' Equity	167,255	182,104

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$195,016	$198,411
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com